Exhibit 16(a)(1)(viii)

CODDLE CREEK FINANCIAL CORP.

347 North Main Street • Mooresville, NC 28115

October 28, 2003

Shareholder Name

Shareholder Address

Shareholder City, State, Zip

Re:	Extension of Odd-Lot Tender Offer

Dear Shareholder Name:

Coddle Creek Financial Corp. is extending its tender offer to purchase all shares of common stock held by persons holding 99 or fewer shares until 12:00 noon on Monday, November 10, 2003. Coddle Creek is offering to purchase these “odd lot” shares for a purchase price of $38.00 per share. Previously, you should have received a package which included an Offer to Purchase for Cash describing the terms and conditions of this tender offer.

As discussed in our initial mailing, the primary purpose of engaging in this tender offer is to reduce the number of our stockholders. If we are able to reduce the number of record stockholders to a level which permits the Company to terminate its registration with the SEC, we intend to do so. As a result, the Company will be a “private” corporation rather than a “public” corporation and will no longer will be obligated to file periodic reports and proxy statements with the SEC. Our Board had determined that this would be in the best interests of all shareholders due to the rising expenses associated with being a public institution in our current regulatory environment. We hope to substantially reduce our accounting, legal and other costs associated with the SEC reporting and audit requirements.

Coddle Creek has received a good response so far in connection with this tender offer. We have also received interest from eligible shareholders who have not yet tendered their shares pursuant to this offer. As a result, the Board elected to extend the offer an additional 12 days to allow these shareholders to participate. All shareholders who tender their shares in response to this Offer, including those shareholders who tendered prior to the date of this letter, will receive their sale proceeds after the new closing date of the tender offer (November 10, 2003).

As a result of the extended closing date, and certain comments received by the Securities and Exchange Commission, Coddle Creek has filed an amended Schedule 13E-3 and Offer to Purchase for Cash further clarifying the terms of the tender offer and the considerations made with respect to this transaction. You can access this filing on the SEC’s website (www.sec.gov).

If you have any questions regarding this odd lot tender offer or its extension, or if you would like additional copies of any documents or forms, please feel free to contact our Information Agent, Triangle Capital Partners, LLC, at (800) 339-4408. We also continue to urge you to read the documents that you received related to this offer and give the matter your full consideration.

Very truly yours,

/s/ George W. Brawley, Jr.

George W. Brawley, Jr. President and Chief Executive Officer